                                         Filing by Delaware Group Equity Funds V
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                               Subject Company: Lincoln National
                                               Convertible Securities Fund, Inc.
                                                   Commission File No. 811-04659

[DELAWARE INVESTMENTS LOGO]
                                                              2005 Market Street
                                                     Philadelphia, PA 19103-7094

FOR IMMEDIATE RELEASE
Contact: Christina Ward              Priscilla Brown
Corporate Communications             Investor Relations
Delaware Investments                 Lincoln Financial Group
215.255.1388                         215.448.1422

                  Lincoln National Convertible Securities Fund
                          Adjourns Shareholder Meeting

PHILADELPHIA,  June 2, 2005--Lincoln  National Convertible Securities Fund, Inc.
(NYSE:LNV)  today  announced  that  it has  adjourned  its  Special  Meeting  of
Shareholders  (the "Meeting")  until  Thursday,  June 16, 2005 at 11:00 a.m. The reconvened  Meeting  will be held at the  offices of Delaware  Investments,  Two
Commerce Square, 2001 Market Street, 2nd Floor Auditorium, Philadelphia, PA. The
Meeting was adjourned to give the Fund  additional time to solicit  proxies.  At the Meeting,  the Fund's  shareholders will vote on a proposal to reorganize the
Fund into Delaware  Dividend Income Fund ("Dividend  Income Fund"),  an open-end series of Delaware Group Equity Funds V, which would entail (i) the  acquisition of all of the assets of the Fund by Dividend Income Fund in exchange for Class A shares of Dividend Income Fund; (ii) the pro rata distribution of such shares to the Fund's  shareholders in exchange for their shares of the Fund; and (iii) the subsequent  liquidation and dissolution of the Fund. If approved by shareholders of the Fund at the  reconvened  Meeting on June 16,  2005,  the  transaction  is expected to close on Friday, June 24, 2005.

The Fund is a closed-end,  diversified  investment management company managed by
Delaware Management Company. Delaware Management Company is a series of Delaware
Management  Business  Trust,  a wholly  owned  subsidiary  of  Lincoln  National
Corporation.  The Fund's  primary  objective is to provide a high level of total return through a combination of capital  appreciation and current income.  As of
June 1, 2005, the Fund had total assets of approximately $84.1 million.